Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR AUGUST 16, 2010 AND PROVIDES HEDGING UPDATE

(Calgary, July 21, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its August 16, 2010 cash distribution will be Cdn $0.07 per trust unit. The distribution is net of amounts withheld to finance capital expenditures and preserve financial flexibility. The ex-distribution date is July 28, 2010. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of July 30, 2010.

The distribution of Cdn $0.07 per trust unit is equivalent to approximately U.S. $0.0667 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9525. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. Cash distributions paid over the past 12 months now total Cdn $0.93 per trust unit or approximately U.S. $0.88 per trust unit.

Hedging

Pengrowth would also like to provide an update on its commodity risk management program. The following table provides an update on Pengrowth’s current hedge positions for the 2010 and 2011 calendar years.  Pengrowth’s hedging policy intends to ensure cash flow certainty for its capital and distribution programs.

Natural Gas	Year	Hedged Volumes		Price
		(Mcf/day	)	(CDN/Mcf	)
	2010	102,151		$6.14
	2011	50,021		$5.72

Crude Oil	Year	Hedged Volumes		Price
		(Bbls/day	)	(CDN/Bbl	)
	2010	12,500		$82.09
	2011	5,000		$87.74

Power Purchases	Year	Hedged		Price
		Volumes (MW	)	(CDN/MWh	)
	2010	20		$47.66
	2011	5		$45.75

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisitions. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889